FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of February, 2005

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F       X                     Form 40-F
                    ----------                           ---------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                               No        X
                  ---------                          ---------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________________


         Contents:
                 1.  Press Release dated February 14, 2005 (2 releases)
                 2.  Press Release dated January 25, 2005
                 3.  Press Release dated January 19, 2005
                 4.  Press Release dated January 4, 2005 (2 releases)

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, No. 333-61260 and No. 333-122248) and on Form F-3 (No.
333-7526 and No. 333-79005).

                                    SIGNATURE


Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                   RADICA GAMES LIMITED


Date:     February 16, 2005                        /s/ CRAIG D. STOREY
       ----------------------------                -----------------------------
                                                   Craig D. Storey
                                                   Chief Accounting Officer

                              RADICA GAMES LIMITED
                         REPORTS 2004 FOURTH QUARTER AND
                                FULL YEAR RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
FEBRUARY 14, 2005                                    CHIEF EXECUTIVE OFFICER
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


HIGHLIGHTS:

     o Q4 sales grew by 26% due to strong late demand for 20Q and Gamester Race Pac
     o The Company took a non cash, impairment charge of $3.5 million against Gamester goodwill
     o Q4 diluted EPS was $0.10 per share before the impairment charge consistent with expectations and ($0.09) per share after the impairment charge
     o Q4 earnings were also impacted by charges totaling $0.6 million for royalty guarantee reserves for an under-performing license as well as inventory charges for discontinued product lines
     o Full year sales grew by 17% due to sales of Play TV Legends and 20Q and earnings were 36 cents per diluted share before the impairment charge and 18 cents after the impairment charge
     o Full year pretax profit before the impairment charge declined by 19% due to mix shift to lower margin Play TV Legends sales, increased airfreight and outsourcing costs due to increases in demand in Q3 and Q4, and increased selling and advertising expenses
     o Full year and Q4 profit after tax comparisons to 2003 were impacted by a large tax credit recorded in Q4 2003


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the financial year ended December 31, 2004 and Q4 2004. The Company reported a net profit for the year of $3.5 million or $0.18 per diluted share compared to $12.5 million or $0.66 per diluted share for 2003. Net loss for the quarter was $1.6 million or $0.09 per diluted share compared to net profit of $7.3 million or $0.38 per diluted share in Q4 2003 reflecting the impact of a pretax non-cash charge of $3.5 million for impairment of goodwill for the Gamester business acquired in 1999, $0.6m in charges against an underperforming license guarantee and inventory reserves for certain discontinued product lines and the favorable tax credit recorded in 2003. Pretax profits for the full year were also impacted by the charges mentioned above and were $4.3 million after these charges compared to $9.6 million in 2003 and pretax loss of $2.0 million for Q4 compared to pretax profit of $4.1 million in Q4 of 2003. Profit after tax comparisons to 2003 were impacted by a $2.9 million, or 15 cents per share, tax credit in full year 2003 and a $3.2 million, or 17 cents per share, tax credit in Q4 of 2003. Tax rates for 2004 resulted in a significant increase in tax expense compared to 2003 of $2.8 million for the quarter and $3.7 million for the full year.

Following a review for impairment of the value of goodwill at year end, the Company took an impairment charge of $3.5 million reducing goodwill related to the Gamester Video Game Accessory business acquired in 1999, to $6.0 million.

As previously reported in December, profitability for the 4th quarter was affected by the reduction in orders from a major customer that normally accounts for about one third of 4th quarter sales. Other factors affecting profit margins were a mix shift to lower margin Play TV Legends sales, increased material and shipping costs, increased advertising and selling expenses, and increased external programming costs for 2005 Play TV products.

Pat Feely, Radica's CEO said, "4th quarter results excluding the impairment charge were consistent with the profit expectations we announced in December. While profits were offset by the goodwill impairment charge, sales exceeded expectations due to strong late demand and improvements in availability for 20Q and Gamester Race Pac. We are encouraged that the strong demand on these items seems to be carrying over into Q1."

"Overall 2004 was a challenging year where our late introduction of the Play TV Legends product line created a significant increase in demand in excess of our production capacity in our factory resulting in lost sales as well as high airfreight and outsourcing costs that hurt our profit margins. Without the impact of these factors and the impairment charge, we would have shown a significant increase in operating profits for the year. In 2005 we do not expect to have any meaningful capacity issues since there are no late introductions planned in our factory and we are also increasing our production capacity significantly, which we have previously announced. As a result, we expect an increase in operating profits for 2005. However, I would caution that in spite of planned sales growth in Q1 of 2005, our results in Q1 are likely to be affected by the acceleration of Easter advertising expenses from April into March due to the early Easter this year, as well as by substantial Play TV programming expenses occurring in the first quarter. These R&D programming expenses are due to the completion of development for our aggressive new launches in the important TV game market segment including Play TV Baseball 3, Basketball, Soccer and Golf."

"In spite of the issues we faced in 2004, we feel it was also a year of important accomplishments for Radica toward our long term strategic goals. We established major new products for the company that have long term potential including our hit 20Q, the Play TV Legends line, the Girl Tech Photo Booth, and the Gamester Race Pac among others. These products plus our new product launches for 2005 give us strong hopes for the coming year. In addition we have made significant progress in growing our international business as well as our business with electronics retailers. This has made us less dependent on large mass-market retailers and will open new opportunities for the future," said Feely.

"We also were profitable in our Gamester video game accessory business (VGA) for the first time since its acquisition in 1999, even though the profits were below our plans for 2004. The reduction in the level of VGA profits in comparison to our original budget has led to an impairment analysis of our goodwill and recognition of an impairment charge of $3.5 million. We are, however, pleased with the progress we are making with our new Gamester strategy focusing on higher margin proprietary products. Finally, we are on schedule in the expansion of our manufacturing facilities in China and plan to have extra capacity available to support the growth we are planning. We feel that these accomplishments put us in a great position to deliver solid earnings growth in the future," said Feely.

Sales for the year increased by 17.3% to $123.4 million from $105.2 million in 2003 due to the success of Play TV Legends, 20Q and Race Pac among other items. Sales for Q4 2004 increased 25.9% to $43.5 million as compared to $34.6 million for the same period in 2003.

The following table shows the detailed revenue comparisons for the quarter and the full year by segment:

                                              Three months ended December 31,     Twelve months ended December 31,
                                              -------------------------------     --------------------------------
Product Lines                                     2004                2003            2004                 2003
-------------                                 -----------          ----------     -----------          -----------
(US$ in thousands)
Games and Youth Electronics Segment
Electronic Games                                 $ 28,849            $ 22,269        $ 80,640           $   62,374
Youth Electronics                                   5,765               5,428          17,038               15,227
Other Electronic Toys                               1,268                   -           3,490                    -
Manufacturing Services                              1,968               1,190           9,008               10,386
                                               ----------          ----------     -----------          -----------
                                                 $ 37,850            $ 28,887       $ 110,176           $   87,987
VGA Segment
Video Game Accessories                           $  5,653            $  5,044       $  12,840           $   14,294
Manufacturing Services                                  -                 625             383                2,919
                                               ----------         -----------     -----------          -----------
                                                 $  5,653            $  5,669       $  13,223           $   17,213
TOTAL                                            $ 43,503            $ 34,556       $ 123,399           $  105,200
                                               ==========         ===========     ===========          ===========

Gross profit margin for the year was 33.9% compared to 37.9% for the year ended December 31, 2003 and was 35.1% for the quarter compared to 40.3% for the comparable period in 2003. This decrease in gross margin was in large measure due to the impact of higher mix of our lower margin Play TV Legends line plus the impact of a provision for an under-performing license and inventory reserves for certain discontinued product lines.

Operating expenses increased to $39.5 million for the year from $31.0 million in 2003. The increase was due to variable expenses due to increased sales together with increased advertising expenditure ($8.8 million in fiscal year ended 2004 compared to $6.2 million in fiscal year 2003), increased research and development costs connected with external programming of software for Play TV games and the $3.5 million charge for impairment of goodwill. For the quarter ended December 31, 2004, operating expenses increased $8.0 million from the comparative period in 2003 for similar reasons ($6.4 million of advertising compared to $3.9 million in the 4th quarter of 2003 plus variable expense and the impairment of goodwill).

At December 31, 2004 the Company had $40.1 million of cash and investment securities, and net assets of $91.1 million as compared to $42.0 million and $89.2 million, respectively, at December 31, 2003. There was no debt at December 31, 2004 and December 31, 2003. Inventories increased to $26.8 million from $15.5 million at December 31, 2003, reflecting current sales growth rates and the loss of expected shipments to a large customer in the 4th quarter of 2004 of products that are largely expected to be reordered in the first half by that same customer. Receivables increased to $18.4 million from $15.4 million at December 31, 2003 also due to normal seasonality and higher sales.

The Company also commented that, in addition to its previously announced factory expansion, it plans to significantly invest in new equipment for 2005 including major expansion of its surface mount technology (SMT) capacity in compliance with European lead free soldering regulations and replacement of certain factory equipment with more efficient models. As a result total capital expenditures for 2005 will be in the range of $6 to $7 million.

On January 4, 2005, the Company declared a first quarter dividend for the year of $0.045 per share, which was paid on January 31, 2005 and represented a 12.5% increase in the prior dividend rate.

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. See "Item
          3. Key  Information  -- Risk Factors" in such report on Form
          20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --


                                                        RADICA GAMES LIMITED
                                                CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands,                               Three months ended December 31,    Twelve months ended December 31,
 except per share data)                                 -------------------------------    --------------------------------
                                                             2004              2003*            2004                2003*
                                                        -------------      ------------    ------------        ------------
                                                         (unaudited)       (unaudited)       (unaudited)        (unaudited)
Revenues:
Net sales                                               $     43,503       $     34,556    $    123,399       $    105,200
Cost of goods sold
  (exclusive of items shown separately below)                (28,241)           (20,634)        (81,576)           (65,350)
                                                        ------------       ------------    ------------       ------------
Gross profit                                                  15,262             13,922          41,823             39,850
                                                        ------------       ------------    ------------       ------------
Operating expenses:
Selling, general and administrative expenses                 (12,605)            (8,489)        (30,071)           (25,000)
Research and development                                      (1,440)            (1,075)         (4,164)            (3,895)
Depreciation and amortization                                   (393)              (457)         (1,693)            (2,033)
Impairment of goodwill                                        (3,536)                --          (3,536)                --
Restructuring charge                                            --                   --              --                (87)
                                                        ------------       ------------    ------------       ------------
 Total operating expenses                                    (17,974)           (10,021)        (39,464)           (31,015)
                                                        ------------       ------------    ------------       ------------
Operating (loss) income                                       (2,712)             3,901           2,359              8,835

Net interest and other income                                    383                223           1,519                612

Foreign currency gain (loss), net                                371                (58)            417                178
                                                        ------------       ------------    ------------       ------------
(Loss) profit before income taxes                             (1,958)             4,066           4,295              9,625

Credit (provision) for income taxes                              365              3,193            (839)             2,866
                                                        ------------       ------------    ------------       ------------
Net (loss) profit                                       $     (1,593)      $      7,259    $      3,456       $     12,491
                                                        ============       ============    ============       ============
Net (loss) profit per share:

Basic                                                   $      (0.09)      $       0.40    $       0.19       $       0.69
                                                        ============       ============    ============       ============
Diluted                                                 $      (0.09)      $       0.38    $       0.18       $       0.66
                                                        ============       ============    ============       ============

Weighted average number of common and common equivalent shares:

Basic                                                     18,733,412         18,171,333      18,653,471         18,016,789
                                                        ============       ============    ============       ============
Diluted                                                   18,733,412         19,223,682      19,525,757         19,059,974
                                                        ============       ============    ============       ============
Cash dividends declared per share
(4 cents declared and paid for each
quarter ended March 31, June 30,
September 30, and December 31, 2004)                    $         --       $         --    $       0.16       $         --
                                                        ============       ============    ============       ============
* Reclassified to conform with 2004 presentation

                                              RADICA GAMES LIMITED
                                          CONSOLIDATED BALANCE SHEETS

(US Dollars in thousands, except share data)                                       December 31,   December 31,
                                                                                   ------------   ------------
                                                                                       2004           2003
                                                                                   ------------   ------------
                                                                                    (unaudited)
                                                     ASSETS
Current assets:
Cash and cash equivalents                                                          $    27,614    $    13,944
Investment securities                                                                   12,456         28,009
Accounts receivable, net of allowances for doubtful accounts
  of $148 ($251 as at December 31, 2003)                                                18,359         15,360
Inventories                                                                             26,818         15,503
Prepaid expenses and other current assets                                                3,374          2,748
Income taxes receivable                                                                    168          1,404
Deferred income taxes                                                                    1,850          1,706
                                                                                   ------------   ------------
Total current assets                                                                    90,639         78,674
                                                                                   ------------   ------------
Property, plant and equipment, net                                                      11,480         11,908
                                                                                   ------------   ------------
Goodwill                                                                                 6,015          9,551
                                                                                   ------------   ------------
Other assets                                                                               854            875
                                                                                   ------------   ------------
Deferred income taxes, noncurrent                                                          953          1,206
                                                                                   ------------   ------------
Total assets                                                                       $   109,941    $   102,214
                                                                                   ------------   ------------

                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                                   $    11,840    $     7,390
Accrued payroll and employee benefits                                                    1,486          1,353
Accrued expenses                                                                         5,251          3,976
Income taxes payable                                                                       287            339
                                                                                   ------------   ------------
Total current liabilities                                                               18,864         13,058
                                                                                   ------------   ------------
Total liabilities                                                                       18,864         13,058
                                                                                   ============   ============
Shareholders' equity:
Common stock
par value $0.01 each, 100,000,000 shares authorized, 18,738,112 shares
 outstanding (18,225,204 as at December 31, 2003)                                          187            182
Additional paid-in capital                                                               4,610          3,517
Retained earnings                                                                       85,909         85,437
Accumulated other comprehensive income                                                     371             20
                                                                                   ------------   ------------
Total shareholders' equity                                                              91,077         89,156
                                                                                   ------------   ------------
Total liabilities and shareholders' equity                                         $   109,941    $   102,214
                                                                                   ============   ============

                         RADICA GAMES LIMITED & 20Q.NET
                          ANNOUNCE 20Q LICENSING PLANS


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
FEBRUARY 14, 2005                                    CHIEF EXECUTIVE OFFICER
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201

(HONG KONG) Radica Games Limited (NASDAQ: RADA) and 20Q.net Inc. announced today plans to license the 20Q property to third-party companies. Additionally, they have reached agreement with Brandgenuity LLC to act as the licensing agency of record for the 20Q property. The companies jointly intend to pursue licenses of the 20Q brand, artificial intelligence and game play for mobile phones, web-based game sites, consumer electronics and consumer service applications throughout the world. Brandgenuity was selected because of their experience and track record in the licensing industry.

As part of the same announcement, Radica and 20Q.net have agreed to expand and extend their licensing partnership in developing the 20Q brand and related business opportunities.

"After a year in the marketplace, 20Q continues to amaze players who still want to play it over and over again," said Pat Feely, Radica's CEO. "Brandgenuity's passion for the brand, coupled with our extended partnership with 20Q.net, will present a broader 20Q product offering in a variety of mediums, keeping consumers clamoring for more."

"We knew what Radica and 20Q.net were thinking," says Andy Topkins, Managing Director, Brandgenuity. "With the popularity of the 20Q.net web site and the tremendous success of 20Q, there is incredible potential to bring the magic of 20Q to life in a variety of new ways."

Under terms of the 20Q.net extended agreement, Radica will have exclusive rights to manufacture and distribute tabletop and new portable versions of the 20Q electronic game based on the popular web site, 20Q.net and its "artificial intelligence" version of the classic game of 20 Questions.

"Radica truly captured the essence and magic of our web site to create a unique and compelling game in the portable version of 20Q," notes Robin Burgener, President of 20Q.net Inc. and creator of 20Q. "As a leader in creating and marketing innovative consumer products, Radica continues to be the perfect match for developing and marketing a new variety of 20Q products that translate the appeal of 20Q.net. We look forward to working jointly with Radica to expand 20Q into new mediums as well as other countries around the world through new foreign language versions currently under development."

Radica will introduce two new 20Q games at the American International Toy Fair in New York, February 17-23, 2005. Both games will be distributed worldwide and are expected to hit retail shelves in July.

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. See "Item
          3. Key  Information  -- Risk Factors" in such report on Form
          20-F.

ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

ABOUT 20Q
20Q.net Inc. has evolved from an experiment in artificial intelligence into a software development firm, building its products on the capabilities of the 20Q AI. 20Q.net's software and neural-net technology have applications in business, education, behavioral targeting, mobile entertainment and games. The technology is uniquely suited to low-bandwidth applications and small screen devices. The brain child of Robin Burgener, a software architect from Ontario, Canada, it's the AI with extreme stability.

ABOUT BRANDGENUITY LLC
Brandgenuity LLC, an independent boutique trademark licensing agency based in New York, provides turnkey licensing services to owners of famous trademarks. The agency's four principals, Jay Asher, Adina Avery-Grossman, Louis Drogin and Andrew Topkins, have more than 50 years of combined licensing and marketing experience. Brandgenuity agency services include strategic licensing planning, prospecting, negotiation, licensee management and program administration. Brandgenuity's clients include Snapple(R), Yoohoo(R), Mott's(R), World Poker Tour(R) LeapFrog (R),This Old House(R), Sports Illustrated(R), French's Mustard(R), Frank's RedHot(R) and Meow Mix(R).

                                    -- END --

                              RADICA GAMES LIMITED
                    ANNOUNCES THE APPOINTMENT OF TED EISCHEID
                    AS PRESIDENT AND CHIEF OPERATING OFFICER


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
JANUARY 25, 2005                                     CHIEF EXECUTIVE OFFICER
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today the appointment of Ted Eischeid as President and Chief Operating Officer of Radica Games Limited, effective January 31, 2005. Mr. Eischeid will report directly to Pat Feely, Chief Executive Officer of the Company.

Pat Feely, Radica's Chief Executive Officer said, "We are excited to have Ted join us at Radica. He is a seasoned industry executive with particular skills in operational and financial management. Over the years we worked closely together at the Toy Industry Association, where Ted preceded me as Chairman and during the last 18 months on Radica's Board. Ted's arrival will strengthen our management team and allow us to more aggressively pursue strategic growth opportunities."

Mr. Eischeid has been a director of the Company since May 2003 and served as Chairman of the Audit Committee. Most recently he was Vice President - Global CDMA Partnership and Product Management for Motorola, Inc., a global leader in wireless, automotive and broadband communications. Prior to that, he was Senior Vice President and Chief Financial Officer of K12 Inc., a developer of online curriculum for grades K-12; formerly President and CEO of Educational Insights, Inc., a publicly traded developer, manufacturer and marketer of educational products; and prior to that served as President of Revell-Monogram, Inc., an international manufacturer and marketer of plastic hobby kits, where he lead a successful initial public offering in 1991 and continued as President when the company was acquired by Hallmark Inc. in 1994. Mr. Eischeid also served as Chief Financial Officer of Arvey Corporation, a manufacturer and retailer of paper and paper products, and began his career with Arthur Andersen & Co. He is a Certified Public Accountant, a member of the Illinois Bar and a past Chairman of the Toy Manufacturers of America. Mr. Eischeid received his Juris Doctor, cum laude, degree from the Loyola University of Chicago School of Law, his MBA from Northwestern University's Kellogg Graduate School of Management, and his BS degree from Iowa State University.

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. See "Item
          3. Key  Information  -- Risk Factors" in such report on Form
          20-F.

ABOUT RADICA GAMES LIMITED

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

                                    -- END --

                              RADICA GAMES LIMITED
                           ANNOUNCES LICENSE AGREEMENT
                      WITH CODEMASTERS(R) AND SEGA(R) TOYS


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
JANUARY 19, 2005                                     PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201

(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today a worldwide licensing agreement with Codemasters Software Co Ltd and Sega Toys (a subsidiary of Sega(R) corporation) to manufacture and distribute Arcade Legends(TM) Sega(R) Mega Drive(TM) Sensible Soccer(TM) Plus. The multi-game unit will plug directly into a TV set and allow players to play three classic games developed by Sensible Software, including Sensible Soccer(TM), Cannon Fodder(TM) and Mega-Lo-Mania(TM).

The product is expected to hit retail shelves in the fall of 2005 and will retail for approximately (pound)29.99. The game is designed to replicate the high quality of the original Sega Mega Drive versions and will feature two controllers, enabling one or two player gameplay.

Pat Feely, Radica's President and CEO said, "Sensible Software was one of the most important video game development houses of the nineties, creating fun, highly playable games and building a huge following. By re-launching their classic titles in an accessible plug and play format, Radica will be appealing to those original fans and taking a fantastic gaming experience to a whole new audience."

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. See "Item
          3. Key  Information  -- Risk Factors" in such report on Form
          20-F.

ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

ABOUT CODEMASTERS(R)
Codemasters is a leading developer and publisher of best-selling interactive entertainment products for a global audience on current and future gaming platforms and channels. Established in 1986, the company's dominant brands include Colin McRae Rally, TOCA Race Driver, LMA Manager, the Club Football range and Operation Flashpoint. The company is headquartered in Southam, Warwickshire UK and maintains European operations in Germany, France, Spain, and Benelux. The company has its US headquarters in New York. More information about the company and its products is available online at http://www.codemasters.com

ABOUT SEGA(R) CORPORATION
Sega(R) Corporation is a worldwide leader in interactive entertainment both inside and outside the home, encompassing consumer business, amusement machine sales and amusement center operations. The company develops, publishes and distributes interactive entertainment software products for a variety of hardware platforms including PC, wireless devices, and those manufactured by Nintendo, Microsoft and Sony Computer Entertainment, Inc. Sega(R) Corporation's website is located at http://sega.jp.


                                    -- END --

                              RADICA GAMES LIMITED
                        ANNOUNCES QUARTERLY CASH DIVIDEND


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
JANUARY 4, 2005                                      PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that its Board of Directors has declared a quarterly dividend of $0.045 per share. This represents a $0.005 per share or 12.5% increase from the prior quarter's dividend.

The dividend will be payable on January 31, 2005, to shareholders of record as of January 20, 2005.


ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

                                    -- END --

                              RADICA GAMES LIMITED
                       CONTINUES SEGA(R) PARTNERSHIP WITH
                              STREET FIGHTER(R) II


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
JANUARY 4, 2005                                      PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201

(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its continuing partnership with Sega Toys (a subsidiary of Sega(R) Corporation) and plans to manufacture and distribute Play TV(R) Legends Street Fighter(R) II Special Champion Edition in honor of Capcom's 15th anniversary of the release of the legendary video game, the first to introduce two-player fighting action. This multi-game unit features two authentic six-button Sega(R) Genesis(TM) controllers that plug into a TV and gives players all the action, characters and grandmasters of the original, plus a special bonus game, Ghouls and Ghosts(TM).

Available in January 2005, the game will retail for $34.99 and is suitable for ages 8 and up.

"Street Fighter II broke ground and revolutionized fighting games," said Pat Feely, President and CEO, Radica Games Limited. "In keeping with the game's spirit and what made it so very unique, this Play TV Legends game utilizes dual controllers as part of Radica's modern take on plug-in video game entertainment."

"Radica plays an important role in legendary arcade and video games," notes Mr. Hideki Okamura, Senior Executive Officer, Consumer Division at Sega(R) Corporation. "They are a leader in electronic entertainment and their innovative products are a great match for our target audience."

"Street Fighter is one of the most renowned fighting franchises in video game history," remarked Shuichi Tanaka, licensing manager, Capcom USA, Inc. "With its anniversary, we are excited for an opportunity to provide new venues wherein fans old and new can enjoy the phenomenon of the original game that created a generation of video game fighters."

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. See "Item
          3. Key  Information  -- Risk Factors" in such report on Form
          20-F.

ABOUT SEGA(R) CORPORATION
Sega(R) Corporation is a worldwide leader in interactive entertainment both inside and outside the home, encompassing consumer business, amusement machine sales and amusement center operations. The company develops, publishes and distributes interactive entertainment software products for a variety of hardware platforms including PC, wireless devices, and those manufactured by Nintendo, Microsoft and Sony Computer Entertainment, Inc. Sega(R) Corporation's website is located at http://sega.jp.

ABOUT CAPCOM(R)
Capcom is a leading worldwide developer, publisher and distributor of interactive entertainment. Founded in 1979, the company has created world renowned franchises including Resident Evil(R), Street Fighter(R), Mega Man(R), Breath of Fire(R), Devil May Cry(R) and the Onimusha(TM) series. Headquartered in Osaka, Japan, the company maintains operations in the U.S., United Kingdom, Germany, Tokyo and Hong Kong. More information about Capcom and its products can be found on the company's web site at www.capcom.com.

ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

                                    -- END --